SUMMIT MIDSTREAM PARTNERS, LP

2100 McKinney Avenue, Suite 1250

Dallas, Texas 75201

(214) 242-1955

September 25, 2012

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C.  20549-4628

Attn:                    H. Roger Schwall, Assistant Director

Division of Corporation Finance

Re:                             Summit Midstream Partners, LP
Registration Statement on Form S-1
File No. 333-183466

Ladies and Gentlemen:

Summit Midstream Partners, LP (the “Partnership”) requests acceleration of the effective date of the above-captioned Registration Statement to 3:00 p.m., Washington, D.C. time, on September 27, 2012, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

By: Summit Midstream GP, LLC,
its general partner

By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Senior Vice President and General Counsel

cc:                                William N. Finnegan IV (By Email)

Latham & Watkins LLP

811 Main Street

Suite 3700

Houston, TX 77002

Bill.Finnegan@lw.com

Brett E. Braden (By Email)

Latham & Watkins LLP

811 Main Street

Suite 3700

Houston, TX 77002

Brett.Braden@lw.com